October 29, 2024

Sam Potter
Chief Executive Officer
Siddhi Acquisition Corp
100 Wall Street, 20th Floor
New York, NY 10005

       Re: Siddhi Acquisition Corp
           Amendment No. 1 to
           Draft Registration Statement on Form S-1
           Submitted October 15, 2024
           CIK No. 0002034037
Dear Sam Potter:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 17, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted October 15, 2024
Cover Page

1. We note your revision in response to prior comment 2 and we reissue in part. We note the aggregate price the sponsor paid for the founder shares. Please revise your cover page to disclose the approximate price per share which the sponsor paid for the founder shares. See Item 1602(a)(3) of Regulation S-K.
 October 29, 2024
Page 2
Prospectus Summary, page 1

2. We note your revised disclosure on pages 36, 64, 123, and 124 in response to prior comment 5, which we reissue in part. Please provide this disclosure in the Prospectus
       Summary. See Item 1602(b)(4) of Regulation S-K.
Warrant Instruments, page F-11

3. We note your response to comment 18. As previously requested, please confirm that there are no terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, clarify how you analyzed those provisions in accordance with ASC 815-40.

       Please contact Nudrat Salik at 202-551-3692 or Michael Fay at 202-551-3812 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Jane Park at 202-551-7439 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Giovanni Caruso, Esq.